UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32270

CUSIP NUMBER: 86183Q 100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

StoneMor Partners L.P.

Full Name of Registrant

Former Name if Applicable

3600 Horizon Boulevard

Address of Principal Executive Office (Street and Number)

Trevose, Pennsylvania 19053

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

StoneMor Partners L.P. (the “Partnership”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) by the prescribed filing deadline (March 1, 2017) without unreasonable effort or expense for the reasons set forth below.

As described in the Partnership’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2017 (the “Form 8-K”), the Partnership recently discovered that it had underreported cemetery revenues, net of associated direct costs, and overreported net deferred revenues in previously issued consolidated financial statements. It also discovered that the Partnership had not withdrawn the funds associated with this underreporting to which it was entitled from its merchandise trusts. The affected financial periods include the quarterly periods in the fiscal year ended December 31, 2016 as well as certain other periods as reported in the Form 8-K.

The Partnership is continuing to analyze and review its historical recognition of revenue and related costs and its prior financial statements and is considering whether any corrections thereto will be made. The Partnership’s financial statements to be included in the 2016 Form 10-K cannot be finalized until such review and analysis is completed and appropriate corrections, if any, have been made. Accordingly, the Partnership was unable to file its 2016 Form 10-K by the prescribed filing deadline (March 1, 2017) without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sean P. McGrath	215	826-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to ongoing analysis described in Part III above, the Partnership cannot at this time provide a reasonable estimate of the anticipated changes in results of operations from the fiscal year ended December 31, 2015.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25, including, but not limited to, information regarding the review of the Partnership’s historical recognition of revenue and its prior financial statements, the Partnership’s consideration of whether any corrections to such financial statements will be made, and the timing of the filing of the 2016 Form 10-K, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, including, without limitation, risks relating to the following: additional information arising from the Partnership’s continuing analysis and review of its historical recognition of revenue and its prior financial statements and the performance of additional work in this regard, as well as the review and audit by the Partnership’s registered independent public accounting firm of the Partnership’s prior financial statements; the Partnership’s potential inability to file its 2016 Form 10-K on or before March 16, 2017 and the consequences thereof, including that the Partnership would be in violation of its reporting requirements under the Exchange Act, the SEC could institute an administrative proceeding seeking the revocation of the Partnership’s registration under the Exchange Act, the Partnership could receive a notification of delinquent status from the New York Stock Exchange and could ultimately face the possible delisting of its common units from the NYSE, the Partnership would lose its eligibility to use Form S-3 registration statements until the Partnership has timely filed its periodic reports with the SEC for a period of twelve months; the potential for defaults under the Partnership’s credit facility or the indenture governing its senior notes; the Partnership’s ability to obtain relief from its creditors if it cannot file its 2016 Form 10-K within the period prescribed by the Partnership’s credit facility or the indenture governing its senior notes, the terms on which such relief might be granted and any restrictions that might be imposed in connection with any relief that might be obtained; litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the Partnership’s ability to maintain an effective system of internal controls and disclosure controls, and other risks described in the Partnership’s filings with the SEC. Except as required under applicable law, the Partnership assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

STONEMOR PARTNERS L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2017	By:	StoneMor GP LLC, its general partner

	By:	/s/ Sean P. McGrath
	Name:	Sean P. McGrath
	Title:	Chief Financial Officer, Principal Financial and Accounting Officer